Mail Stop 3561

November 2, 2006

Mr. Chih T. Cheung, President
Yucheng Technologies Limited
105 West 13th Street, Suite 7A
New York, New York 10011

>   **Re: Yucheng Technologies Limited**
>   **Registration Statement on Form S-4**
>   **Filed on November 2, 2006**
>   **File No. 333-132814**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover page and Letter to Stockholders</u>

1. Please revise to address that the board of directors only performed a comparative company analysis and did not perform a broad analysis to determine the fair market value of the target businesses based on standards generally accepted by the financial community. Also indicate that the board of directors may not have performed sufficient analysis for its decision regarding the stock purchase agreement and the board may not have arrived at the correct decision.

2. Please revise to indicate that the board of directors did not make a determination that the consideration to be paid for Sihitech and e-Channels was fair from a financial point of view. In addition, add a risk factor to address the risks associated with the board of directors not

determining that the acquisition was fair from a financial point of view.

Summary

The Business Combination, page 12

3. Supplementally confirm that the powers of attorney given by the minority shareholders to Sihitech do not transfer economic rights. If the powers of attorney transfer economic rights, then disclose the transfer of the economic rights and discuss the resulting consequences.

Risk Factors

4. The risk factors need to be set forth in the order of materiality. Revise your risk factors to present the risk factor "The board of directors, in determining the satisfaction of the 80 % test …" at the beginning of the risk factors section.

Background of the Stock Purchase, page 49

5. We note that E.J. McKay & Co. representatives were present at the board of directors meeting on December 13, 2005. Revise to describe in reasonable detail the nature of the presentation, the information presented, any recommendations and conclusions reached.

6. We note your response to comment 10. We do not understand how the board of directors made the determination that the acquisition was "fair and in the best interests of the stockholders" when the board did not address the fairness of the consideration from a financial point of view. Clarify how the "fair and in the best interest" determination was made without determining fairness from a financial point of view.

China Unistone's Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 58

7. We note you have deleted the disclosure that E.J. McKay compiled the comparative company information which was sought at the request of members of the board of directors. Revise to clarify that the board of directors and not E.J. McKay compiled and finalized the valuation analyses and metrics used by the board to determine that the consideration was in the best interests of China Unistone's stockholders.

Satisfaction of the 80% Test, page 61

8. Revise the first sentence in the first paragraph to state "It is a requirement that any business acquired by China Unistone have a fair market value equal to at least 80% of China Unistone's net assets at the time of consummation of the acquisition. China Unistone's net assets shall include the amount in the trust account."

Exhibit 5.1

9. We note your response to comment 22 that the opinion has been revised. Please revise the legality opinion to indicate that the warrants and purchase option are "legally binding obligations" of the registrant.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David Miller, Esq.
       Fax (212) 818-8881